August 4, 1994

Dear Stockholder:

The last two weeks at Synergen have been tough weeks, filled with disappointment, but also a lot of hard work directed toward the future. On July 18, we announced that we were stopping our follow-up Phase III clinical trial of ANTRILtm (anakinra or interleukin-1 receptor antagonist) for severe sepsis. After conducting an interim analysis of the data, an independent safety and efficacy monitoring committee reported to Company management that the trial was not demonstrating efficacy in severely ill sepsis patients.

We believed, based upon the data from the previous Phase III clinical trial, that ANTRIL would work in severely ill sepsis patients according to prospectively identified patient groups, including patients with organ dysfunction and/or shock. Unfortunately, the follow-up trial did not confirm this. Based on this result, we will not pursue the sepsis indication further with ANTRIL, and we are withdrawing our regulatory applications of ANTRIL for severe sepsis in the European Union and other countries.

We had previously stated that if the ANTRIL trial for severe sepsis did not provide results that would allow us to seek marketing approval for the drug, we would have to reduce our scope of operations and staff and refocus on our other projects. This restructuring is being implemented rapidly.

On Monday, August 1, we reduced our staff by 60 percent, from 630 employees to 250 employees. This reduction will allow us to preserve cash without compromising our capabilities from discovery research through Phase II clinical development.
Our reductions in staff were primarily in the areas of Phase III clinical development, commercial manufacturing, marketing and administration. We have closed our LakeCentre manufacturing plant which was producing ANTRIL and will evaluate alternative uses for this plant, including contract manufacturing or sale. We are also closing our offices in Europe and Japan, although we will retain a small staff in Europe to oversee the Phase II clinical trial of interleukin-1 receptor antagonist for rheumatoid arthritis. We will have more information on our restructuring charges in our second quarter 10-Q Report which will be filed with the Securities and Exchange Commission in midAugust.

We are continuing our discovery research programs and our development of interleukin-1 receptor antagonist for rheumatoid arthritis, tumor necrosis factor binding protein (TNFbp) for inflammatory diseases, glial derived neurotrophic factor (GDNF) for Parkinson's disease and, through our neuroscience joint venture with Syntex (U.S.A.) Inc., ciliary neurotrophic factor (CNTF) for amyotrophic lateral sclerosis (ALS or Lou Gehrig's disease). We are also evaluating strategic alternatives for the Company.

I have enclosed two recent press releases announcing the termination of the ANTRIL trial for severe sepsis and the staff reductions. We assure you that we are taking the necessary steps to restructure the Company's operations while focusing on the development of our biopharmaceutical products to treat unmet medical needs.

Sincerely,



Gregory B. Abbott
President and CEO